SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO-T/A
Amendment No. 1
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
Quadra Realty Trust, Inc.
(Name of Subject Company—(Issuer))
HRECC Sub Inc.
Hypo Real Estate Capital Corporation
Hypo Real Estate Bank International AG
Hypo Real Estate Holding AG
(Name of Filing Persons—(Offeror))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
746945104
(CUSIP Number of Class of Securities)
Thomas Glynn
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017
(212) 671-6300
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
with a copy to:
Larry Medvinsky, Esq.
Karl Roessner, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$178,879,309	$7,030

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 16,795,233 shares of common stock, par value $0.001 per share of Quadra Realty Trust, Inc. that are not already owned by Hypo Real Estate Capital Corporation, at $10.6506 per share.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00003930.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$7,030
Filing Parties:	HRECC Sub Inc., Hypo Real Estate Capital Corporation, Hypo Real Estate Bank International AG and Hypo Real Estate Holding AG
Form or registration No.:	Schedule TO-T
Date Filed:	February 13, 2008
Note:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under the cover of Schedule TO with the Securities and Exchange Commission on February 13, 2008 (as amended, the “Schedule TO”) by HRECC Sub Inc. (“Purchaser”), Hypo Real Estate Capital Corporation (“Parent”), Hypo Real Estate Bank International AG (“Hypo International”) and Hypo Real Estate Holding AG (“Hypo Holding”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Quadra Realty Trust, Inc. (“Quadra” or the “Company”), not already owned by Parent and its affiliates, at a price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of January 28, 2008, by and among Parent, Purchaser and Quadra) with respect to the Shares on or between the date of the Offer and the Acceptance Date (as defined in “The Tender Offer — Section 1. Terms of the Offer; Expiration Date” in the Offer to Purchase), upon the terms and subject to the conditions set forth in the offer to purchase dated February 13, 2008 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which Letter of Transmittal, together with the Offer to Purchase, each as amended or supplemented from time to time, constitute the “Offer”). Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 1 to Schedule TO together with the Schedule TO filed on February 13, 2008.
Item 1. Summary Term Sheet.
     The section captioned “SUMMARY TERM SHEET” beginning on page 2 of the Offer to Purchase is hereby amended and restated in its entirety as follows:
SUMMARY TERM SHEET
HRECC Sub Inc., a Maryland corporation (which we refer to herein as “Purchaser”) and a wholly-owned subsidiary of Hypo Real Estate Capital Corporation, a Delaware Corporation (which we refer to herein as “Parent”), is offering to purchase any and all of the outstanding shares of the Company’s common stock that are not already owned by Parent and its affiliates at a price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid with respect to the shares on or between the date of this Offer and the Acceptance Date (as defined below under “The Tender Offer — Section 1. Terms of the Offer; Expiration Date”) (other than the $0.3494 dividend described below). The Company expects to declare and pay a dividend immediately prior to the Acceptance Date to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Offer price as described above. In connection with the Offer, the Company has declared a $0.3494 per share dividend payable to stockholders of the Company who hold shares of the Company’s common stock at the close of business on the last trading day immediately preceding the Acceptance Date. Such dividend will not be paid if the Offer is not closed.
The following are some of the questions that you, as a stockholder of the Company, may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the related Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal.
Who Is Offering to Buy My Securities? (See “The Tender Offer — Section 8. Certain Information Concerning Parent, Purchaser, Hypo International and Hypo Holding.”)
➢	The Offer to purchase any and all of the outstanding shares of the Company’s common stock not already owned by Parent and its affiliates is being made by Purchaser, a wholly-owned subsidiary of Parent.

—	Purchaser was formed on January 18, 2008 solely for the purposes of effecting the Offer and the Merger and the transactions related thereto. Purchaser has not engaged in any business except in furtherance of these purposes.

—	Parent is a Delaware corporation and the Company’s external manager. Parent is a wholly-owned subsidiary of Hypo Real Estate Bank International AG, a German corporation (which we refer to herein as “Hypo International”) that is a member of the Hypo Real Estate Group, a leading commercial real estate, public and infrastructure finance group.

—	Hypo International is a wholly-owned subsidiary of Hypo Real Estate Holding AG, a German corporation listed on the Frankfurt am Main Stock Exchange (which we refer to herein as “Hypo Holding”).
➢	If the conditions to the Offer (including the Minimum Condition described below under “What Are the Most Important Conditions to the Offer?”) are satisfied or waived as of the Expiration Date (as defined below under “The Tender Offer — Section 1. Terms of the Offer; Expiration Date”), Purchaser will purchase all shares of the Company’s common stock validly tendered and not properly withdrawn pursuant to the Offer.
What are the Securities Sought in the Offer? (See “Introduction” and “The Tender Offer — Section 1. Terms of the Offer; Expiration Date.”)
➢	Purchaser is seeking to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, that are not already owned by Parent and its affiliates.
How Much Are You Offering to Pay and What Is the Form of Payment? Will I have to pay any fees or commissions? (See “The Tender Offer — Section 3. Procedures for Tendering Shares of the Company’s Common Stock.”)
➢	Purchaser is offering to pay an Offer price of $10.6506 for each outstanding share of the Company’s common stock that is not already owned by Parent and its affiliates, in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid with respect to the Company’s shares of common stock on or between the date of the Offer and the Acceptance Date (other than the $0.3494 dividend described below).

➢	The Company expects to declare and pay a dividend immediately prior to the Acceptance Date to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Offer price as described above.

➢	In connection with the Offer, the Company has declared a $0.3494 per share dividend payable to stockholders of the Company who hold shares of the Company’s common stock at the close of business on the last trading day immediately preceding the Acceptance Date. Such dividend will not be paid if the Offer is not closed.

➢	If you are the record owner of your shares of the Company’s common stock and you tender your shares into the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares of the Company’s common stock through a broker or other nominee and your broker or nominee tenders your shares of the Company’s common stock on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
Why Are You Making the Offer? (See “Special Factors — Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives.”)
➢	Purchaser is making the Offer in order to obtain control of and acquire all of the outstanding shares of the Company’s common stock that are not already owned by Parent and its affiliates. On January 28, 2008, Purchaser entered into the Merger Agreement with the Company and Parent. Pursuant to the terms of the

Merger Agreement, Purchaser is required to commence the Offer as the first step in its plan to acquire all of the outstanding shares of the Company’s common stock.

➢	After the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and become a wholly-owned subsidiary of Parent.
What Are the Most Important Conditions to the Offer? (See “The Tender Offer — Section 11. Certain Conditions to the Offer.”)
➢	Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (which we refer to herein as the “SEC”), pay for any tendered shares of the Company’s common stock and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless there have been validly tendered and not properly withdrawn before the Offer expires a number of shares of the Company’s common stock which represents at least 55% of the sum of:
(x)	the total number of outstanding shares of the Company’s common stock not owned by Parent and its affiliates plus

(y)	the total number of shares of the Company’s common stock issuable upon exercise of outstanding options, warrants, conversion privileges and other similar rights. We refer to this condition as the “Minimum Condition.”
➢	Based on information provided by the Company, as of the date of this Offer to Purchase and assuming that the Company complies with its covenants under the Merger Agreement, approximately 9,237,379 shares of the Company’s common stock would need to be validly tendered and not properly withdrawn before the Offer expires in order to satisfy the Minimum Condition.

➢	There is no financing condition to the Offer but the Offer is subject to several other conditions.
Do You Have the Financial Resources to Make Payment? (See “The Tender Offer — Section 9. Source and Amount of Funds.”)
➢	As described in the preceding question and answer, there is no financing condition to the Offer. We estimate that the total amount of funds necessary to purchase all shares of the Company’s common stock in the Offer and the Merger and to complete the related transactions, including the payment of customary fees and expenses in connection with the Offer and the Merger will be approximately $184.0 million. Hypo International, the parent of Parent, has sufficient funds to pay this amount and will contribute to Purchaser sufficient cash to make such payment with internally available funds.
What is the Stand-by Facility and Why is it Being Provided by Parent? (See “Special Factors — Related Party Transactions-Stand-by Facility.”)
➢	The execution of the Merger Agreement and the consummation of the transactions contemplated thereby may present Wachovia Bank, N.A. with the ability to assert that there is a default under the terms of the Company’s Master Repurchase Agreement with Wachovia (which we refer to herein as the “Wachovia Facility”).
—	The Wachovia Facility is the Company’s primary funding source for all of the Company’s currently financed assets and would be used by the Company to fund all of its unfunded contractual loan commitments.

—	Any loss of the Wachovia Facility or the use of margin calls or asset foreclosures by Wachovia under the Wachovia Facility would have a material adverse impact on the Company’s business and operations.

➢	Accordingly, in connection with the execution of the Merger Agreement Parent agreed to provide a backstop or other secondary or take-out credit facility to the Company to repay Wachovia in the event Wachovia accelerated the Wachovia Facility following the announcement of the transactions contemplated by the Merger Agreement.
How Long Do I Have to Decide Whether to Tender into the Offer? (See “The Tender Offer — Section 3. Procedures for Tendering Shares of the Company’s Common Stock.”)
➢	You will initially have until 12:00 midnight, New York City time, on Wednesday, March 12, 2008, to decide whether to tender your shares of the Company’s common stock into the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase.
Can the Offer Be Extended and Under What Circumstances? (See “The Tender Offer — Section 1. Terms of the Offer; Expiration Date.”)
➢	If the conditions to the Offer (including the Minimum Condition) have not been satisfied or waived by Purchaser at the Expiration Date (or any subsequent Expiration Date), Purchaser may, in its sole discretion, extend and re-extend the Offer on one or more occasions for one or more periods of not more than 10 business days each, so long as the last such extension does not cause Purchaser to accept and pay for the tendered shares after April 30, 2008.

➢	Purchaser may also extend and re-extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer.

➢	In addition, if the Minimum Condition has been satisfied, but the sum of the number of shares validly tendered, when added to the number of shares of the Company’s common stock beneficially owned by Parent and its affiliates, does not constitute one share more than 90% of the outstanding shares of the Company’s common stock (on a fully diluted basis), Purchaser may, without the consent of the Company, extend and re-extend the Offer on one or more occasions for an aggregate period of not more than 20 business days so long as the last such extension does not cause Purchaser to accept and pay for the tendered shares after April 30, 2008.

➢	Purchaser may, in its sole discretion, elect to provide a subsequent offering period for the Offer pursuant to, and on the terms required by, Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (which we refer to herein as the “Exchange Act”).
How Will I Be Notified if the Offer Is Extended? (See “The Tender Offer — Section 1. Terms of the Offer; Expiration Date.”)
➢	If Purchaser extends the Offer, it will inform American Stock Transfer & Trust Company, the Depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.
What Does the Company’s Board of Directors Think of the Offer? (See “Special Factors — Position of the Company Regarding the Fairness of the Offer and the Merger.”)
➢	The special committee of independent directors of the Company unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates) and recommended to the Company’s board of directors that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, be approved and declared advisable, fair to, and in the best interests of the Company by the Company’s board of directors (excluding those directors who are employees of Parent or its affiliates other than the Company).

—	The special committee is a committee of the Company’s board of directors comprised of directors who are not affiliated with Parent, Purchaser, Hypo International or Hypo Holding. The special committee was formed on November 6, 2007 for the purpose of reviewing, evaluating and, as appropriate, negotiating a possible transaction relating to the sale of the Company.
➢	The board of directors of the Company (exclusive of members who are employees of Parent or its affiliates other than the Company), upon the unanimous recommendation of its special committee of independent directors, has unanimously determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders (other than Parent and its affiliates), approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Company’s stockholders accept the Offer, tender their shares of the Company’s common stock into the Offer, and, if a vote is required under Maryland law, vote for the consummation of the Merger.
What is the Purpose of and the Reasons for the Offer and the Merger? (See “Special Factors — Purpose of and Reasons for the Offer and the Merger.”)
➢	For Parent and Purchaser, the purpose of the Offer and the Merger is to effectuate the transactions contemplated by the Merger Agreement and to acquire all of the outstanding shares of the Company’s common stock while allowing the unaffiliated stockholders of the Company, through receipt of the per share Offer price and Merger consideration and the $0.3494 dividend payment from the Company, to immediately realize in cash the value of their investment in the Company.

➢	For Hypo International and Hypo Holding, the purpose of the Merger is to benefit, following the Merger, by virtue of their ownership, direct and indirect, of Parent, from any future results of operations of the Company, including from the turnaround of the Company following the implementation of a new business plan or the entrance into new or tangential lines of business by the Company following the closing of the Offer and the Merger.

➢	Parent, Purchaser, Hypo International and Hypo Holding all believe that, in the current environment, it is in the best interests of Parent, the Company and all of the Company’s stockholders for Purchaser to acquire the Company’s business through the transactions contemplated by the Merger Agreement.
What are the Plans for the Company After the Offer and the Merger? (See “Special Factors — Plans for the Company After the Offer and the Merger.”)
➢	Parent expects that, upon consummation of the Offer and the Merger (other than the transactions contemplated in connection with the Offer and the Merger as described in this Offer to Purchase), the Company’s operations will be conducted in substantially the same manner as they are currently being conducted.
What is the Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness? (See “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness.”)
➢	Parent, Purchaser, Hypo International and Hypo Holding believe that the Offer and the Merger are substantively and procedurally fair to the stockholders of the Company unaffiliated with Parent, Purchaser, Hypo International and Hypo Holding, based upon the factors set forth under “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness.”
Did Parent or Purchaser Engage a Financial Advisor to Assist in the Evaluation of a Possible Transaction with the Company? (See “Special Factors — Summary of JPMorgan’s Preliminary Valuation Overview.”)
➢	Parent, Purchaser, Hypo International and Hypo Holding believe that the Offer and the Merger are substantively and procedurally fair to the stockholders of the Company unaffiliated with Parent, Purchaser,

Hypo International and Hypo Holding, based upon the factors set forth under “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness.”
Do the Company’s Directors and Executive Officers have Different Interests in the Offer and the Merger than the Company’s Stockholders? (See “Special Factors — Interests of the Company’s Directors and Executive Officers in the Offer and the Merger.”)
➢	In considering the Offer and the Merger, you should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s stockholders generally. For example:
—	Certain of the Company’s directors and executive officers will be entitled to payments in respect of their restricted shares and certain of the Company’s independent directors will be entitled to payments in respect of their deferred compensation units.

—	Some of the Company’s directors and executive officers own shares of the Company’s common stock, which they are entitled to tender in the Offer for the same price per share as is available to the Company’s other stockholders.
Have any Stockholders Agreed to Tender Their Shares?
➢	We have not entered into any tender agreements, relating to the tender of shares of the Company’s common stock into the Offer, or voting agreements, relating to the voting of shares in favor of the approval of the Merger and the Merger Agreement.

➢	As set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Intent to Tender,” to the best of the Company’s knowledge, after reasonable inquiry, each executive officer, director, affiliate (other than Parent and Purchaser) and subsidiary of the Company who owns shares of the Company’s common stock presently intends to tender in the Offer all shares that he or she owns of record or beneficially, other than any shares that if tendered would cause him, her or them to incur liability under the short-swing profits recovery provisions of the Exchange Act, other than any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
How Do I Tender My Shares of the Company’s Common Stock? (See “The Tender Offer — Section 3. Procedures for Tendering Shares of the Company’s Common Stock.”)
➢	To tender your shares of the Company’s common stock into the Offer, you must deliver the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. You must also either (i) deliver to the Depositary the certificates evidencing tendered shares of the Company’s common stock prior to the Expiration Date or (ii) comply with the guaranteed delivery procedures described in this Offer to Purchase.

➢	If you intend to tender your shares of the Company’s common stock via a book-entry transfer through the Depositary Trust Company, in lieu of sending a Letter of Transmittal, you may deliver an electronic confirmation evidencing acceptance of and agreement to be bound by the terms of the Letter of Transmittal. You must then tender your shares of the Company’s common stock pursuant to the procedure for book-entry transfer described in this Offer to Purchase prior to the Expiration Date. No alternative, conditional or contingent tenders will be accepted.
If I Accept the Offer, When and How Will I Get Paid? (See “The Tender Offer — Section 2. Acceptance for Payment and Payment for Shares of the Company’s Common Stock.”)

➢	If the conditions to the Offer as set forth in the Introduction and under the caption “The Tender Offer — Section 11. Certain Conditions to the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your shares of the Company’s common stock for payment, Purchaser will pay you, promptly following the expiration of the Offer, an amount equal to the number of shares you tendered multiplied by $10.6506 in cash without interest (and less applicable withholding taxes), less the amount of any dividends declared and paid with respect to the Company’s shares of common stock on or between the date of this Offer and the Acceptance Date (other than the $0.3494 dividend described below).

➢	The Company expects to declare and pay a dividend immediately prior to the Acceptance Date of the Offer to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Offer price as described above.

➢	In connection with the Offer, the Company has declared a $0.3494 per share dividend payable to stockholders of the Company who hold shares of the Company’s common stock at the close of business on the last trading day immediately preceding the Acceptance Date. Such dividend will not be paid if the Offer is not closed.
Until What Time Can I Withdraw Previously Tendered Shares of the Company’s Common Stock? (See “The Tender Offer — Section 1. Terms of the Offer; Expiration Date.”)
➢	You can withdraw previously tendered shares of the Company’s common stock at any time until the Offer, as extended, expires and, if Purchaser has not accepted your shares for payment by April 12, 2008, you may withdraw your shares at any time after April 12, 2008. This right to withdraw will not apply to any subsequent offering period after the expiration of the Offer.
How Do I Withdraw Previously Tendered Shares of the Company’s Common Stock? (See “The Tender Offer — Section 4. Withdrawal Rights.”)
➢	To withdraw previously tendered shares of the Company’s common stock you must deliver a written notice of withdrawal, or a facsimile thereof, with the required information to the Depositary while you still have the right to withdraw the shares.
What is the Top-Up Option and When Could it be Exercised? (See “Special Factors — The Merger Agreement — Top-Up Option.”)
➢	The Company has granted Purchaser the irrevocable option (which we refer to herein as the “Top Up Option”) to purchase, at a price per share equal to the Offer price (as such price may be reduced by any dividends declared and paid with respect to the Company’s shares of common stock on or between the date of the Offer and the Acceptance Date, except for the $0.3494 dividend being paid by the Company in connection with the Offer), a number of newly issued shares of the Company’s common stock equal to the number of shares that, when added to the number of shares owned, directly or indirectly, by Parent or Purchaser at the time of exercise of the Top Up Option, constitutes one share more than 90% of the total shares that would be outstanding immediately after the issuance of all shares of the Company’s common stock subject to the Top Up Option.

➢	The purchase price per share for any shares of the Company’s common stock purchased by Purchaser pursuant to the Top Up Option would be equal to the price paid per share in the Offer (as such price may be reduced by any dividends declared and paid with respect to the Company’s shares of common stock on or between the date of the Offer and the Acceptance Date except for the $0.3494 dividend being paid by the Company in connection with the Offer).

➢	The purchase price may be paid by means of a promissory note, which we expect would be canceled in connection with the Merger. The Top Up Option may be exercised by Purchaser, in whole but not in part, at any time on or after the expiration of the Offer and on or prior to the fifth business day after the Expiration Date or the Expiration Date of any subsequent offering period.

➢	The Top Up Option is subject to applicable SEC and New York Stock Exchange (which we refer to herein as the “NYSE”) rules and other customary conditions, including that Purchaser has accepted for payment and paid for all shares of the Company’s common stock tendered into the Offer and not properly withdrawn.

➢	The Top Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Maryland law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured.
Will the Offer Be Followed by a Merger if Not All Shares of the Company are Tendered into the Offer? (See “Special Factors — Purpose of and Reasons for the Offer and the Merger; Plans for the Company After the Offer and the Merger; Consideration of Alternatives;” “Special Factors — Certain Effects of the Offer and the Merger;” and “Special Factors — The Merger Agreement.”)
➢	If the Offer is consummated, Parent will transfer all of the shares of the Company’s common stock it owns to Purchaser and Purchaser will, subject to the terms and conditions of the Merger Agreement, merge with and into the Company with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

➢	If after the purchase of shares pursuant to the Offer and any subsequent offering period and/or exercise of the Top-Up Option and the transfer by Parent of the shares it owns, Purchaser owns at least 90% of the outstanding shares of the Company’s common stock, then once the other conditions to completion of the Merger are satisfied or waived, Purchaser will merge into the Company in a “short-form” merger pursuant to applicable Maryland law.

➢	The “short-form” merger does not require a vote of the Company’s stockholders. However, if after the purchase of shares pursuant to the Offer and any subsequent offering period and/or exercise of the Top-Up Option and the transfer by Parent of the shares it owns, Purchaser owns less than 90% of the outstanding shares of the Company’s common stock (which would only be likely to occur if Purchaser, with the Company’s consent, reduces the Minimum Condition), the Company will call a special meeting of stockholders to vote upon the Merger, and Parent will cause Purchaser to vote all of the shares of the Company’s common stock owned by Purchaser to approve the Merger and the Merger Agreement.
—	Following that vote and satisfaction or waiver of the other conditions to completion of the Merger, Purchaser will then merge with and into the Company with the Company surviving the Merger as a wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in “Special Factors — The Merger Agreement.”
➢	Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent and, except as otherwise provided in the Merger Agreement, all of the remaining stockholders of the Company will receive the Merger consideration of $10.6506 per share of the Company’s common stock in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid with respect to the Company’s shares of common stock on or between the date of the Offer and the Acceptance Date (other than the $0.3494 dividend to be paid by the Company in connection with the Offer).
—	The Company expects to declare and pay a dividend immediately prior to the Acceptance Date to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Merger consideration as described above.

—	Depending upon whether the Merger can be effected as a short-form merger, the merger process may take several days to several months to complete following completion of the Offer, and you will not receive the cash Merger consideration in respect of shares not tendered into the Offer until the completion of the Merger.

➢	Notice is hereby given pursuant to Section 3-106(d) of the Maryland General Corporation Law (which we refer to herein as the “MGCL”) of the proposed Merger of Purchaser with and into the Company, with the Company surviving the Merger, conditioned upon the ownership by Purchaser of 90% or more of the outstanding shares of common stock of the Company as of the time of acceptance for record of the articles of merger with the State Department of Assessments and Taxation of Maryland.
If I Decide Not to Tender, How Will the Offer Affect My Shares? (See “Special Factors — Certain Effects of the Offer and the Merger.”)
➢	As discussed in the following question and answer, you will not be entitled to exercise appraisal or dissenters’ rights under Maryland law in connection with the Offer, and we do not expect that you will be able to exercise appraisal or dissenters’ rights in connection with the Merger.

➢	If you decide not to tender your shares of the Company’s common stock into the Offer and the Merger is consummated, you will subsequently receive the same amount of cash per share of the Company’s common stock that you would have received had you tendered your shares into the Offer, without any interest (and less applicable withholding taxes). Therefore, if the Merger is consummated, the only difference to you between tendering your shares of the Company’s common stock in the Offer and not tendering your shares of the Company’s common stock in the Offer is that you will be paid earlier if you tender your shares in the Offer.

➢	If you decide to tender your shares of the Company’s common stock into the Offer and Purchaser purchases the tendered shares, but the Merger does not occur, there may be so few remaining holders of shares of the Company’s common stock that the shares will no longer be eligible to be traded through the NYSE and there may not be an active public trading market for the shares, and this may affect the prices at which your shares trade.
Will I Have the Right to Have My Shares of the Company’s Common Stock of the Company Appraised? (See “Special Factors — No Dissenters’ Rights.”)
➢	You will not be entitled to exercise appraisal or dissenters’ rights under Maryland law in connection with the Offer, and we do not expect that you will be able to exercise appraisal or dissenters’ rights in connection with the Merger.

➢	The MGCL does not provide appraisal rights or other similar rights to stockholders of a corporation in connection with a merger if the shares of the corporation are listed on a national securities exchange on the record date for determining stockholders entitled to vote on the merger, or with respect to a “short form” merger, if the shares of the corporation are listed on a national securities exchange on the date on which notice is given.

➢	The shares of the Company’s common stock are listed on the NYSE, which is a national securities exchange, and Purchaser is hereby delivering notice pursuant to Section 3-106(d) of the MGCL of the proposed Merger of Purchaser with and into the Company, with the Company surviving the Merger, conditioned upon the ownership by Purchaser of 90% or more of the outstanding shares of common stock of the Company as of the time of acceptance for record of the articles of merger with the State Department of Assessments and Taxation of Maryland.
How Will My Outstanding Restricted Shares Be Treated in the Offer and the Merger? (See “Special Factors — Certain Effects of the Offer and the Merger.”)
➢	Immediately prior to the effective time of the Merger, each outstanding restricted share of the Company’s common stock issued under any of the Company’s equity compensation plans will vest, the restrictions thereon will lapse, and each restricted share will be cancelled and converted into the right to receive the Merger consideration of $10.6506 per share of the Company’s common stock in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid with respect to the

Company’s shares of common stock on or between the date of this Offer and the Acceptance Date (other than the $0.3494 dividend described below).
—	The Company expects to declare and pay a dividend immediately prior to the Acceptance Date to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Merger consideration as described above.

—	Holders of restricted shares who hold their shares at the close of business on the last trading day immediately preceding the Acceptance Date will also be entitled to receive the $0.3494 dividend. Such dividend will not be paid if the Offer is not closed.
How Will My Outstanding Deferred Compensation Units Be Treated in the Offer and the Merger? (See “Special Factors — Certain Effects of the Offer and the Merger.”)
➢	Immediately prior to the effective time of the Merger, (i) each independent director of the Company who holds any outstanding and unsettled deferred compensation units issued under the Company’s Independent Director Deferred Compensation Plan will become entitled to a lump sum payment in cash, without interest, in the aggregate amount equal to the balance credited to such holder’s deferred compensation account maintained by the Company under such plan, and (ii) each such holder’s deferred compensation units will be cancelled and of no further force and effect.
—	Parent will pay, or direct the exchange agent for the transaction to pay, to each such holder, his or her deferred compensation payment as promptly as reasonably practicable following the effective date of the Merger, at which time such holder will cease to possess any rights to any compensation from the Company or the surviving company in the Merger.

—	For the purpose of determining the deferred compensation payment, the “Fair Market Value” of one share of common stock, as such term is used in the Company’s Independent Director Deferred Compensation Plan, is equal to the Offer price and, accordingly, holders of deferred compensation units would be entitled to a payment equal to the number of deferred compensation units they have multiplied by the $10.6506 Offer price (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid with respect to the Company’s shares of common stock on or between the date of the Offer and the Acceptance Date (other than the $0.3494 dividend to be paid by the Company in connection with the Offer).

—	The Company expects to declare and pay a dividend immediately prior to the Acceptance Date to the extent of the Company’s taxable income for the period beginning January 1, 2008 and ending on the date immediately preceding the Acceptance Date. Such dividend will reduce the Offer price as described above.
What Are the U.S. Federal Income Tax Consequences of the Offer and the Merger? (See “The Tender Offer — Section 5. Certain Material U.S. Federal Income Tax Considerations.”)
➢	If you are a U.S. holder (as defined in “The Tender Offer — Section 5. Certain Material U.S. Federal Income Tax Considerations”), the receipt of cash for your shares of the Company’s common stock that are tendered into the Offer or converted in the Merger will be a taxable transaction for U.S. federal income tax purposes.
—	Your receipt of cash in exchange for your shares of the Company’s common stock generally will cause you to recognize a gain or loss measured by the difference, if any, between the cash you receive in the Offer or the Merger (determined before the deduction of any applicable withholding taxes) and your adjusted tax basis in your shares of the Company’s common stock.

—	The Company intends to treat the $0.3494 per share dividend as a dividend for U.S. federal income tax purposes to the extent the Company’s current and accumulated earnings and profits are allocable to such dividend.

—	If you are a non-U.S. holder (as defined in “The Tender Offer — Section 5. Certain Material U.S. Federal Income Tax Considerations”), the receipt of cash for your shares of the Company’s common stock that are tendered into the Offer or converted in the Merger generally will not be a taxable transaction to you for U.S. federal income tax purposes unless you have certain connections to the United States or, in certain circumstances, if you own more than 5% of the Company’s common stock.

—	For non-U.S. holders, the $0.3494 per share dividend generally would be treated as an ordinary dividend distribution from the Company subject to U.S. withholding tax at a rate of 30% (or a reduced rate prescribed by an applicable income tax treaty).

—	Under U.S. federal income tax law, all holders will be subject to information reporting on cash received in the Offer or the Merger unless an exemption applies.

—	Backup withholding may also apply with respect to cash you receive in the Offer or the Merger, unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with the applicable requirements of the backup withholding rules.
➢	We recommend that you consult your tax advisor for a full understanding of how receiving payment for your shares of the Company’s common stock that are tendered into the Offer or converted in the Merger and the $0.3494 per share dividend will affect your federal, state and local and/or foreign taxes and, if applicable, the tax consequences of the receipt of cash in connection with the cancellation of your options to purchase shares of the Company’s common stock and/or your restricted shares, including the transactions described in this Offer to Purchase relating to the Company’s other equity compensation plans.
What Is the Market Value of My Shares of the Company’s Common Stock as of a Recent Date? (See “The Tender Offer — Section 6. Price Range of Shares of the Company’s Common Stock.”)
➢	The closing sale price of the Company’s common stock on the NYSE on January 28, 2008, the last trading day prior to the execution of the Merger Agreement and the public announcement of the Offer and the Merger, was $7.96 per share.

➢	The aggregate Offer price and Merger consideration of $11.00 per share, inclusive of the $10.6506 per share (subject to reduction in the amount of any dividends declared and paid with respect to the Company’s shares of common stock on or between the date of this Offer and the Acceptance Date) and the dividend of $0.3494 per share to be paid by the Company represents a premium of approximately 38% to the closing price on January 28, 2008 and an approximately 41% premium to the average closing price of the Company’s common stock for the 30 trading days ended January 28, 2008. On February 12, 2008, the most recent practicable date before this Offer to Purchase was printed, the closing price for the Company’s common stock on the NYSE was $10.85 per share.

➢	We advise you to obtain a recent quotation for the shares of the Company’s common stock before deciding whether to tender your shares into the Offer.
Who Can I Call If I Have Questions About the Offer?
➢	You can call Georgeson Inc., the Information Agent for the Offer, toll free at (866) 873-6981. Banks and brokers can call collect at (212) 440-9800.

➢	JPMorgan is acting as the dealer manager for the Offer. The telephone number of the dealer manager is set forth on the back cover of this Offer to Purchase.

Item 2.     Subject Company Information.
          The section captioned “INTRODUCTION” beginning on page 11 of the Offer to Purchase is hereby deleted in its entirety and restated in full on the page immediately following the end of the section captioned “SPECIAL FACTORS.”
          The fifth paragraph under the section captioned “INTRODUCTION” is hereby deleted and replaced with the following paragraph:
For factors considered by the Company’s board of directors and its special committee of independent directors, see the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and which is being mailed to stockholders together with this Offer to Purchase.
Item 5.     Past Contacts, Transactions, Negotiations and Agreements.
          The first sentence of the fourth paragraph on page 13 of the Offer to Purchase under the section captioned “Special Factors — Background of the Offer and the Merger” is hereby deleted and replaced with the following sentence:
At the time of the Company’s initial public offering, the Company’s objective was to provide attractive total returns to its stockholders by maximizing the difference between the yield on its investments and the cost of financing these investments to generate cash available for distribution and facilitate capital appreciation, including appreciation in the value of any real property in which the Company holds an interest.
          The last sentence of the last paragraph that begins on page 14 of the Offer to Purchase under the section captioned “Special Factors — Background of the Offer and the Merger” is hereby deleted and replaced with the following sentence:
Shortly thereafter, JPMorgan reviewed with Hypo Holding possible alternative courses of action for engaging with the Company. JPMorgan recommended that Hypo Holding consider communicating to the Company Hypo Holding’s potential desire to acquire the Company and Hypo Holding’s willingness to participate in a transaction process of the Company’s choosing. JPMorgan also provided Hypo Holding with its calculation of the Company’s firm value, assuming acquisition of the Company at a purchase price per share ranging from $9.52 to $15.
          The first sentence of the third complete paragraph on page 15 of the Offer to Purchase under the section captioned “Special Factors — Background of the Offer and the Merger” is hereby deleted and replaced with the following sentence:
At the Board meeting on November 6, 2007 the Company’s board of directors established a special committee to study and evaluate strategic alternatives available to the Company.
          The first sentence of the fifth complete paragraph on page 15 of the Offer to Purchase under the section captioned “Special Factors — Background of the Offer and the Merger” is hereby amended and restated with the following paragraph:
On November 29, 2007, the Company’s special committee officially engaged The Blackstone Group (“Blackstone”) as its financial advisor in connection with its study and evaluation of strategic alternatives, including a possible transaction with Parent.
          The third complete paragraph on page 21 of the Offer to Purchase under the section captioned “Special Factors — Background of the Offer and the Merger” is hereby deleted and replaced with the following paragraph:
On January 27, 2008, Blackstone delivered an opinion to the special committee and the board of directors of the Company (exclusive of the directors who are employees and/or affiliates of Parent) that, as of the date of the opinion, the aggregate Offer price and the Merger consideration of $11.00 per share, inclusive of the $10.6506 per share in cash and the dividend of $0.3494 per share to be paid by the Company were fair, from a financial point of view, to the holders of the Company’s common stock (other than Parent and its affiliates) and on January 28, 2008 verbally confirmed to the board of directors of the Company (exclusive of the directors who are employees
Item 8.     Interest in Securities of the Subject Company
          The reference to the Company’s Schedule 14D-9 on page 71 of the Offer to Purchase is hereby amended and replaced with the following reference:
“Item 4. The Solicitation or Recommendation — Intent to Tender,”

of Parent or its affiliates) that nothing had come to its attention that would change its opinion from the time issued on January 27, 2008.
Item 12.     Exhibits.
          Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (c)(4) and, as so amended, is restated in its entirety as follows:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*

(a)(2)(A)	Letter from the Chairman of the Special Committee of Independent Directors of Quadra to the stockholders of Quadra enclosing the Solicitation /Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to Annex III to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

(a)(2)(C)	“Item 3. Past Contracts, Transactions, Negotiation and Agreements — Interests of Certain Persons” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

(a)(2)(D)	“Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on March 4, 2008 in connection with the Offer).*

(a)(2)(E)	“Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on March 4, 2008 in connection with the Offer).*

(a)(2)(F)	The information contained in Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 under the heading “Security Ownership of Certain Beneficial Owners and Management” (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on March 4, 2008 in connection with the Offer).*

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint press release of Quadra and Parent dated as of January 29, 2008, concerning the Offer and the Merger (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on January 29, 2008).*

Exhibit No.	Description

(c)(1)	Fairness opinion of The Blackstone Group, financial advisor to the special committee of independent directors of Quadra dated January 27, 2008 (incorporated by reference to Annex II to the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

(c)(2)	Preliminary Valuation Overview of J.P. Morgan Securities Inc. to the Management Board of Hypo Holding, dated December 11, 2007.*

(c)(3)	Valuation Range Update to the Preliminary Valuation Overview of J.P. Morgan Securities Inc. referred to in Exhibit (c)(2), dated January 20, 2008.*

(c)(4)	Discussion Materials of J.P. Morgan Securities Inc., dated October 2, 2007.

(d)(1)	Agreement and Plan of Merger, dated January 28, 2008, by and among Quadra, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008).*

(d)(2)	Form of Registration Rights Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*

(d)(3)	Form of Management Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*

(d)(4)	Form of Restricted Stock Award Agreement under the Quadra Realty Trust, Inc. Manager Equity Plan between Quadra and Parent (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*

(d)(5)	Confidentiality Agreement, dated November 16, 2007, by and between Quadra and Hypo Holding. (incorporated by reference to Exhibit(e)(5) to the Solicitation/Recommendation on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008).*

(d)(6)	Form of Contribution Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*

(g)	None.

(h)	Form of opinion of Bass, Berry & Sims, PLC regarding the REIT status of Quadra.*

*	Previously filed.
Item 13.     Information Required by Schedule 13E-3.
Item 6.     Purposes of the Transaction and Plans or Proposal.
          The first paragraph on page 22 of the Offer to Purchase under the section captioned “Special Factors — Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives” is hereby deleted in its entirety.
Item 7.     Purposes, Alternatives, Reasons and Effects.
          The last sentence of the third complete paragraph on page 68 of the Offer to Purchase under the section captioned “The Tender Offer — Section 5. Certain Material U.S. Federal Income Tax Considerations” is hereby deleted and replaced with the following sentence:
If you are a partner of a partnership holding the Company’s common stock we recommend that you consult your tax advisor regarding the tax consequences of the Offer and the Merger.
          The fourth complete paragraph on page 68 of the Offer to Purchase under the section captioned “The Tender Offer — Section 5. Certain Material U.S. Federal Income Tax Considerations” is hereby deleted and replaced with the following paragraph:

The U.S. federal income tax consequences set forth herein are not intended to constitute a complete description of all tax consequences relating to the Offer and the Merger, nor do they address all tax considerations applicable to holders of the Company’s common stock. Because individual circumstances may differ, we recommend that each holder consult with the holder’s tax advisor regarding the applicability of the rules discussed above to the holder and the particular tax consequences to the holder (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Offer and the Merger.
          The following paragraph is hereby added as the last paragraph under the section of the Offer to Purchase captioned “Special Factors — Certain Effects of the Offer and the Merger”:
The consummation of the Offer and the Merger will have the same effect as a purchase of all the outstanding capital stock of the Company for cash. The Company will recognize no gain or loss in connection with those transactions. Following the transaction, it is expected that Quadra will either become a member of Parent’s consolidated U.S. federal income tax return or elect to be a disregarded entity for U.S. federal income tax purposes in a transaction expected to be treated as a liquidation for U.S. federal income tax purposes. In the event Quadra does not continue to have 100 shareholders for the required proportionate part of its 2008 taxable year ending as a result of the actions taken in the preceding sentence, or otherwise does not distribute 90% of its net taxable income for such taxable year, Quadra may fail to qualify as a REIT for such taxable year, and, as a result, could be subject to tax as a regular corporation for such taxable year. Please see “The Tender Offer — Section 5. Certain U.S. Federal Income Tax Considerations” for a summary of the material U.S. federal income tax consequences to the Company’s common stockholders who participate in the Offer or the Merger.
Item 8.     Fairness of the Transaction.
          The first paragraph on page 25 of the Offer to Purchase under the section captioned “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” is hereby deleted and replaced with the following paragraph:
The following views of Parent, Purchaser, Hypo International and Hypo Holding as to the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders (meaning the Company’s stockholders other than Parent, Purchaser and their affiliates) should not be construed as a recommendation to any stockholder as to whether such stockholder should tender its shares in response to the Offer or how such stockholder should vote on the approval of the Merger and the Merger Agreement (if a vote of the Company’s stockholders is held).
          The second complete paragraph on page 27 of the Offer to Purchase under the section captioned “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” is hereby deleted in its entirety.
          The first clause of the first sentence of the third complete paragraph on page 27 of the Offer to Purchase under the section captioned “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” is hereby deleted and replaced with the following sentence:
Parent, Purchaser, Hypo International and Hypo Holding believe that the exercise by Purchaser of the Top-Up Option would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon the following factors:
          The first clause of the first sentence of the fourth complete paragraph on page 27 of the Offer to Purchase under the section captioned “Special Factors — Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness” is hereby deleted and replaced with the following sentence:
Parent, Purchaser, Hypo International and Hypo Holding believe that any open market purchases effected by Parent, Purchaser or their affiliates following completion of the Offer would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon the following factors:
Item 9.     Reports, Opinions, Appraisals and Certain Negotiations.
          The third complete paragraph on page 33 of the Offer to Purchase under the section captioned “Special Factors — Summary of JPMorgan’s Preliminary Valuation Overview” is hereby deleted and replaced with the following sentence:
JPMorgan and its affiliates have performed in the past, and may continue to perform, certain financial advisory, financing and other investment banking and commercial banking services for Hypo Holding and its affiliates, all for customary compensation. Past services have included a number of advisory and capital raising assignments for Hypo Holding and its affiliates. The aggregate fees received by JPMorgan during 2006, 2007 and 2008 for services it rendered to Hypo Holding and its affiliates were approximately $5.5 million. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Hypo Holding, the

Company and their respective affiliates for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.
Item 13.     Financial Statements.
          The chart titled “Income Statement Data” beginning on page 72 of the Offer to Purchase under the section captioned “The Tender Offer — Section 7. Certain Information Concerning the Company” is hereby amended and restated in its entirety with the following, which adds the line item “Ratio of Earnings to Fixed Charges”:

			Period from February 21,
	Three Months Ended		2007(1) until
	September 30,	June 30,	March 31,	September 30,
	2007	2007	2007	2007

Income Statement Data
Income from investment loans	$15,417	$9,922	$3,059	$28,396
Interest expense	(5,894)	(2,080)	0	(7,975)
Total Net Revenues	$9,523	$7,842	$3,059	$20,421
Total operating costs and expenses	2,817	2,770	10,622	16,208
Net income (loss)	6,706	5,072	(7,563)	4,213
Cash dividends declared per common share(2)	$.10	$—	$—	$.10
Average shares of common stock outstanding — basic (in thousands)	25,602	25,602	25,600	25,602
Ratio of Earnings to Fixed Charges	2.14	3.44	n/a	1.53

(1)	The Company commenced operations on February 21, 2007.

(2)	Two subsequent dividends were paid by the Company in respect of fourth quarter earnings ($0.13 and $0.19 per share).

(3)	The ratio of earnings to fixed charges was calculated by adding the Company’s interest expense and pre-tax income for the relevant period, and dividing this sum by the interest expense for the relevant period.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated March 4, 2008

HRECC SUB INC.
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	President

HYPO REAL ESTATE CAPITAL CORPORATION
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	Authorized Signatory

HYPO REAL ESTATE BANK INTERNATIONAL AG
By:	/s/ Frank Lamby
	Name:	Frank Lamby
	Title:	Member of the Management Board

By:	/s/ Frank Hellwig
	Name:	Frank Hellwig
	Title:	Member of the Management Board

HYPO REAL ESTATE HOLDING AG
By:	/s/ Thomas Glynn
	Name:	Thomas Glynn
	Title:	Member of the Management Board

By:	/s/ Dr. Markus Fell
	Name:	Dr. Markus Fell
	Title:	Chief Financial Officer; Member of the Management Board

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2008.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*

(a)(2)(A)	Letter from the Chairman of the Special Committee of Independent Directors of Quadra to the stockholders of Quadra enclosing the Solicitation /Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to Annex III to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

(a)(2)(C)	“Item 3. Past Contracts, Transactions, Negotiation and Agreements — Interests of Certain Persons” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on March 4, 2008 in connection with the Offer).*

(a)(2)(D)	“Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on March 4, 2008 in connection with the Offer).*

(a)(2)(E)	“Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on March 4, 2008 in connection with the Offer).*

(a)(2)(F)	The information contained in Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 under the heading “Security Ownership of Certain Beneficial Owners and Management” (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint press release of Quadra and Parent dated as of January 29, 2008, concerning the Offer and the Merger (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on January 29, 2008).*

(c)(1)	Fairness opinion of The Blackstone Group, financial advisor to the special committee of independent directors of Quadra dated January 27, 2008 (incorporated by reference to Annex II to the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).*

(c)(2)	Preliminary Valuation Overview of J.P. Morgan Securities Inc. to the Management Board of Hypo Holding, dated December 11, 2007.*

Exhibit No.	Description

(c)(3)	Valuation Range Update to the Preliminary Valuation Overview of J.P. Morgan Securities Inc. referred to in Exhibit (c)(2), dated January 20, 2008.*

(c)(4)	Discussion Materials of J.P. Morgan Securities Inc., dated October 2, 2007.

(d)(1)	Agreement and Plan of Merger, dated January 28, 2008, by and among Quadra, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008).*

(d)(2)	Form of Registration Rights Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*

(d)(3)	Form of Management Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*

(d)(4)	Form of Restricted Stock Award Agreement under the Quadra Realty Trust, Inc. Manager Equity Plan between Quadra and Parent (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*

(d)(5)	Confidentiality Agreement, dated November 16, 2007, by and between Quadra and Hypo Holding. (incorporated by reference to Exhibit(e)(5) to the Solicitation/Recommendation on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008).*

(d)(6)	Form of Contribution Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).*

(g)	None.

(h)	Form of opinion of Bass, Berry & Sims, PLC regarding the REIT status of Quadra.*

*	Previously filed.